January 4, 2021

VIA EDGAR

Erin Purnell

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	KludeIn I Acquisition Corp.
Registration Statement on Form S-1
Filed December 15, 2020, as amended
File No. 333-251337

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of KludeIn I Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on January 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 100 copies of the Preliminary Prospectus dated December 15, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ Joseph Passaro
Name: Joseph Passaro Title: Managing Director As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]